Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067 www.xjet.com
express.press@expressjet.com
832.353.3333 **main** 877.958.NEWS **toll free**

News Release

EXPRESSJET REPORTS NOVEMBER 2007 PERFORMANCE

HOUSTON, Dec. 11, 2007 – ExpressJet Holdings (NYSE: XJT) today announced traffic and capacity results for November 2007 for its ExpressJet Airlines subsidiary. The results include statistics for both contract and branded operations. The contract operation consists of flying for Continental Airlines and Delta Air Lines under capacity purchase agreements and ExpressJet's charter (corporate aviation) service. The branded operation includes flying under the ExpressJet name and pro-rate flying for Delta Air Lines.

Contract Flying

During the month, ExpressJet revenue passenger miles (RPM) under contract flying totaled 670 million and available seat miles (ASM) flown were 869 million. ExpressJet's November load factor was 77.1%. The company flew 60,291 block hours and operated 32,043 departures during the month.

Branded Flying

During the month, ExpressJet branded RPMs totaled 167 million on 272 million ASMs, resulting in a November load factor of 61.4%. The company flew 15,675 block hours and operated 8,148 departures during the month. The average stage length in the branded operation was 669 miles.

About ExpressJet

ExpressJet Holdings operates numerous divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines serves 175 destinations in North America and the Caribbean with approximately 1,500 departures per day. Operations include capacity purchase and pro-rate agreements for mainline carriers; providing clients customized 50-seat charter options; training services through its world-class facility in Houston, Texas; and branded flying, providing non-stop service to markets concentrated in the West, Midwest and Southeast regions of the United States. ExpressJet Services is the North American partner to three major European original equipment manufacturers and provides composite, sheet metal, interior and thrust reverser repairs throughout five facilities in the United States. For more information, visit www.expressjet.com.

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Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067 www.xjet.com
express.press@expressjet.com
832.353.3333 **main** 877.958.NEWS **toll free**

News Release

EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
PRELIMINARY STATISTICS

Month Ending November 30, 2007	Contract[1]	Branded	System
Revenue Passenger Miles (RPM) (millions)	670	167	845
Available Seat Miles (ASM) (millions)	869	272	1,155
Passenger Load Factor	77.1%	61.4%	73.2%
Block Hours	60,291	15,675	76,825
Departures	32,043	8,148	40,773
Stage Length (miles)	561	669	582

(1) Excludes charter since statistics on charter airplanes do not provide meaningful data for forecasting and are not reviewed by management.

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